UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________________________________________________________________________________________

 FORM 11-K
________________________________________________________________________________________________________________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to __________

Commission File Number 001-35746

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION
801 LANCASTER AVENUE
BRYN MAWR, PA 19010

REQUIRED INFORMATION

a)	Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 2.

b)	Exhibit Index:
23.1 The consent of BDO USA, LLP, independent registered public accounting firm

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule For the Years Ended December 31, 2020 and 2019 With Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Bryn Mawr Bank Corporation 401(k) Plan
Bryn Mawr, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2020 and delinquent participant contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2014.

Philadelphia, Pennsylvania
June 29, 2021

BRYN MAWR BANK CORPORATION 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments, at fair value:
Mutual funds	$76,040,747	$68,857,891
Company stock	4,889,179	7,012,477
Money market funds	3,795,683	3,035,197
Total investments at fair value	84,725,609	78,905,565
Receivables:
Notes receivables from participants	824,077	1,031,185
Contributions receivable – Employer	879,991	422,922
Contributions receivable – Employee	129,535	—
Total receivables	1,833,603	1,454,107
Net assets available for benefits	$86,559,212	$80,359,672

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	For the Years ended December 31,
	2020	2019
Investment income:
Dividends	$2,356,554	$2,208,626
Net appreciation in the fair value of investments	5,182,190	12,466,006
Total investment income	7,538,744	14,674,632
Interest income on notes receivable from participants	44,438	53,762
Contributions:
Employee	4,252,059	4,303,461
Employer, net	3,267,363	3,154,939
Rollovers	1,052,934	1,405,496
Total contributions	8,572,356	8,863,896
Total additions	16,155,538	23,592,290
Deductions:
Benefits paid to participants	9,821,802	10,587,107
Administrative expenses	134,196	99,340
Total deductions	9,955,998	10,686,447
Net increase in net assets available for benefits	6,199,540	12,905,843
Net assets available for benefits:
Beginning of year	80,359,672	67,453,829
End of year	$86,559,212	$80,359,672

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(1) Description of the Plan

(a)    General
The following description of the Bryn Mawr Bank Corporation 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the “Corporation”) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the “Bank”), (collectively, the “Company”) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES Act and implemented the following provisions:
•Special coronavirus distributions up to $100,000;
•Increased the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance, and
•Extended the period for loan repayments, if applicable, to December 31, 2020.
(b)    Eligibility
All employees of the Company are eligible to make salary deferral contributions into the plan upon their date of hire.
Employees are eligible to receive employer contributions, effective January 1, April 1, July 1, or October 1, following the completion of six months of employment with at least 500 hours of service during a six-month period.
(c)    Contributions
Employees can elect salary deferral through payroll deduction on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. Such contributions are processed with each payroll and are matched with each payroll dollar for dollar by the Company up to a maximum of 3% of the participant’s annual salary eligible for matching contributions, as defined in the Plan document. Rollover contributions from other qualified plans are permitted. In addition to the matching contributions described above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Company’s profitability. Eligible participants received 3% of gross compensation, as defined by the Plan document, allocated as a discretionary contribution, on a quarterly basis. Discretionary contributions for 2020 and 2019 totaled $1,802,591 and $1,712,406, respectively.
Participants direct the investment of their contributions into various investment options offered by the Plan. The employer contributions, employee salary deferrals and rollover contributions are allocated among the investment options based upon the participant’s investment election.
Participants may elect to change his or her contribution rate at any time. Additionally, participants may elect to automatically increase his or her contribution rate annually, effective the first day of the month chosen up to a maximum of 90% of eligible compensation.
Employer contributions receivable as of December 31, 2020 consist of discretionary and match true-up contributions, as well as 2020 contributions which were funded in 2021. Employer contributions receivable as of December 31, 2019 consist of discretionary and match true-up contributions. At year-end, the Plan performs a true-up calculation of the employer matching contribution for all participants and makes any necessary additional matching contributions in the subsequent year. True-up contributions were $61,050 and $23,233 for 2020 and 2019, respectively.
(d)    Payment of Benefits
Upon termination due to death, disability, or retirement, as defined by the Plan Document, or upon request for an in-service or hardship distribution, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested interest in their account.

BRYN MAWR BANK CORPORATION 401(k) PLAN
Notes to Financial Statements
December 31, 2020 and 2019

A non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA.
(e) Vesting
Participants are immediately vested in all employee deferrals.
The vesting schedule for employer contributions (match and discretionary) for employees hired after January 1, 2015 is as follows:

Years of Vesting Service	% Vested
1 but less than 2	33.33%
2 but less than 3	66.66%
3 or more	100.00%
(f)    Participant Accounts
Each participant’s account is credited with the participant’s salary deferral, Company matching contributions, and the Company discretionary contributions. Additionally, all participants' accounts are allocated Plan earnings (losses), and a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(g)    Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 5 years or up to 10 years for a principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to ½ % over the published prime rate in the Wall Street Journal as of the first day of the month that the loan is issued. Principal and interest are paid ratably through biweekly payroll deductions. The interest rates on loans range from 3.50% to 6.00%.
(h)    Withdrawals
Participant contributions and accumulated earnings (losses) thereon are restricted as to withdrawal except in hardship cases as defined by the Internal Revenue Code (“IRC”) or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant if he or she is not age 59 1/2 at the time of distribution.

(2) Summary of Significant Accounting Policies

(a)    Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.
(b)    Administrative Expenses
Costs and expenses, including record keeping, legal and accounting fees, incurred in regard to the administration of the Plan are paid by the Plan. Participant loan and express mail service fees, as requested by participants for distribution processing, are paid from the individual participant’s account.

(c)    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)    Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

BRYN MAWR BANK CORPORATION 401(k) PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Purchases and sales of investments are reflected on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to the allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
(e)    Payment of Benefits
Benefits are recorded when paid.
(f)    Notes Receivable from Participants
Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred to the individual participant's account. A provision for doubtful accounts has not been recorded as of December 31, 2020 or 2019. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.
(g)     Subsequent Events
The Company and Plan have evaluated subsequent events for potential recognition and for disclosure through the date these financial statements were available to be issued.

On March 10, 2021, WSFS Financial Corporation (“WSFS”) and the Corporation, jointly announced the signing of a definitive Agreement and Plan of Merger, dated as of March 9, 2021, between WSFS and the Corporation whereby the Corporation will merge with WSFS, in a 100% stock-consideration transaction with a fixed exchange ratio of 0.90 shares of WSFS common stock for each share of the Corporation’s common stock outstanding. Simultaneously with the merger, the Bank will merge into WSFS Bank, a wholly-owned subsidiary of WSFS. Closing of the transaction is subject to customary approvals by regulators and stockholders of both companies. It is anticipated that the Plan will be terminated at or prior to the closing of the transaction.

(3) Fair Value Measurement

When determining the fair value measurement, under ASC 820, Fair Value Measurement, for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•Level 1: Quoted prices in active markets for identical assets or liabilities;

•Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used in investments measured at fair value. There have been no significant changes in methodologies used or transfers between levels during the years ended December 31, 2020 and 2019.

BRYN MAWR BANK CORPORATION 401(k) PLAN
Notes to Financial Statements
December 31, 2020 and 2019

•Bryn Mawr Bank Corporation common stock is valued at the quoted market price from a national securities exchange. Less than 1% of the balance is a money market fund used as a plan level account in the recordkeeping of the purchases and sales of fractional shares of the employer common stock. This money market account is valued at cost, which approximates fair value.

•Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of shares held by the Plan.

•Money Market Funds are valued at carrying value, which approximates fair value.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2020 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$76,040,747	—	—	$76,040,747
Common stock fund	4,889,179	—	—	4,889,179
Money market funds	3,795,683	—	—	3,795,683
Total investments	$84,725,609	—	—	$84,725,609

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2019 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$68,857,891	—	—	$68,857,891
Common stock fund	7,012,477	—	—	7,012,477
Money market funds	3,035,197	—	—	3,035,197
Total investments	$78,905,565	—	—	$78,905,565

(4) Rollover Contributions

An aggregate of $1,052,934 was rolled into the Plan during the year ended December 31, 2020, and is included in the Rollovers line item on the Statements of Changes in Net Assets Available for Benefits.

(5) Forfeitures

The non-vested account balance of a participant who terminates his or her employment, for reasons other than death, disability or retirement prior to normal retirement date, shall be forfeited. Forfeitures are used to reduce employer contributions and Plan administrative fees. During 2020 and 2019, forfeitures totaling $36,911 and $13,850, respectively, were utilized to reduce employer contributions and Plan administrative fees. Forfeiture balances were $13,150 and $23,998 at December 31, 2020 and 2019, respectively.

(6) Income Tax Status

Effective April 1, 2017, the Plan is based on the Volume Submitter Profit Sharing Plan with CODA (the “Volume Submitter Plan) by Fidelity Management Trust Company. The Internal Revenue Service (“IRS”) has determined and informed Fidelity

BRYN MAWR BANK CORPORATION 401(k) PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Management Trust Company by an opinion letter dated March 31, 2014, that the Volume Submitter Plan is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).

Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan administrator has analyzed the tax positions taken by the Plan in accordance with US GAAP, and has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Plan Termination
Although it has not expressed any intent to do so, other than for the matter disclosed in Note 2, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in employer contributions.

(8) Related-Party Transactions and Party-In-Interest Transactions
The Plan invests in common stock of the Corporation. Investments in the Corporation’s common stock qualify as related party and party-in-interest transactions, however, they are exempt from the prohibited transaction rules of ERISA.
Effective June 6, 2019, the Plan began investing in an affiliate’s proprietary mutual fund, BMT Multi-Cap Fund (BMTMX). Investments in BMTMX qualify as related party and party-in-interest transactions, however, they are exempt from the prohibited transaction rules of ERISA. The BMT Multi-Cap Fund was subsequently liquidated on April 24, 2020 and plan assets invested in the fund were transferred to a similar investment option.
Fidelity Management Trust Company is custodian, recordkeeper and trustee of the Plan. During 2020 and 2019, administrative expenses paid to Fidelity Management Trust Company were $134,196 and $99,340, respectively.
Notes receivable from participants also qualify as party-in-interest transactions.

(9) Risks and Uncertainties
The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. This pandemic has adversely affected global economic activity and contributed to volatility in financial markets. Since the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

Plan EIN - 23-2434506
Plan No.- 002	Schedule 1
BRYN MAWR BANK CORPORATION 401(k) PLAN
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	FID GOVT MMKT	Money Market Fund	**	$104
	FH UST CASH RSV IS	Money Market Fund	**	3,795,579
*	BRYN MAWR BANK CORPORATION	Common Stock	**	4,889,179
	CBA LG CAP GR I	Mutual Fund	**	4,210,624
	DFA EMERGING MKTS I	Mutual Fund	**	2,230,733
	DODGE & COX INTL STK	Mutual Fund	**	2,402,477
	FID LOW PRICED STK K	Mutual Fund	**	2,106,458
	INVS GLB REAL EST R6	Mutual Fund	**	213,649
	PIF HIGH YLD INST	Mutual Fund	**	641,770
	TMPL GLOBAL BOND R6	Mutual Fund	**	422,168
	VANG EQUITY INC ADM	Mutual Fund	**	4,537,967
	VANG INFL PROT ADM	Mutual Fund	**	541,242
	VANG INTM INV GR ADM	Mutual Fund	**	2,866,056
	VANG MIDCAP IDX ADM	Mutual Fund	**	3,462,978
	VANG SM CAP IDX ADM	Mutual Fund	**	4,742,649
	VANG ST INV GR ADM	Mutual Fund	**	1,174,386
	VANG TARGET RET 2015	Mutual Fund	**	210,944
	VANG TARGET RET 2020	Mutual Fund	**	3,840,614
	VANG TARGET RET 2025	Mutual Fund	**	3,770,933
	VANG TARGET RET 2030	Mutual Fund	**	9,420,091
	VANG TARGET RET 2035	Mutual Fund	**	2,209,611
	VANG TARGET RET 2040	Mutual Fund	**	4,646,268
	VANG TARGET RET 2045	Mutual Fund	**	2,146,687
	VANG TARGET RET 2050	Mutual Fund	**	1,352,803
	VANG TARGET RET 2055	Mutual Fund	**	490,794
	VANG TARGET RET 2060	Mutual Fund	**	422,491
	VANG TARGET RET 2065	Mutual Fund	**	9,031
	VANG TARGET RET INC	Mutual Fund	**	624,523
	VANG TOT INTL STK AD	Mutual Fund	**	2,064,961
	VANG TOT STK MKT ADM	Mutual Fund	**	14,985,599
	WA CORE BOND I	Mutual Fund	**	292,240
	Subtotal of Registered Investment Company			76,040,747
	Subtotal of Investments at Fair Value			84,725,609
*	Notes receivable from participants	Interest rate of 3.50% - 6.00%		824,077
	Total investments and notes receivable from participants			$85,549,686

*	Party-in-interest
**	Cost omitted for participant directed investments

Plan EIN - 23-2434506
Plan No.- 002	Schedule 1
BRYN MAWR BANK CORPORATION 401(k) PLAN
Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions
For the Year ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$0	$365,968*	$0	$0

*All delinquent contributions, adjusted for earnings, have been contributed to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 29, 2021	By:	/s/ Linda Sanchez
Linda Sanchez SVP, Chief Human Resources Officer